Exhibit 99.1

Lombard Medical Reports 2016 Fourth Quarter, Full Year Financial Results

OXFORDSHIRE, U.K.--(BUSINESS WIRE)--April 18, 2017--Lombard Medical, Inc. (NASDAQ: EVAR), a medical device company focused on endovascular aneurysm repair of abdominal aortic aneurysms, today reported financial results for the fourth quarter and year ended December 31, 2016.

Recent Operational Highlights

  The signing of a strategic partnership with MicroPort Scientific Corporation (HK: 0853), a leading global manufacturer and marketer of a diversified portfolio of medical devices. Highlights of the partnership include:
    An investment by MicroPort of $15 million;
    Manufacturing of certain product components in MicroPort’s Shanghai facilities to begin in the second half of 2017 as well as a technology license to manufacture the products for the China market;
    Exclusive marketing rights granted to MicroPort for Lombard’s product portfolio for China and Brazil. MicroPort expects to launch the Aorfix™ Endovascular Stent Graft in China in the second half of 2018.
  Regulatory approval in Japan for the Company’s new IntelliFlex™ LP Delivery System for Aorfix in January 2017 and the successful completion of the first 15 patient cases in Japan.

CFO William Kullback said, “During 2016, we took the necessary steps to focus resources exclusively on supporting the sales growth in the European Union, Japan and other key international markets while significantly reducing our operating expenses. Moreover, our partnership with MicroPort is expected to lower our manufacturing costs and increase our margins.

“Going forward, we see solid growth in Japan for Aorfix given the strong adoption of our new IntelliFlex LP delivery system since the launch earlier this year,” added Kullback. “We also have made significant progress in the Altura™ ALTITUDE Global Registry, with recruitment anticipated to begin in UK centers in Q2 of this year.”

Financial Results

For the fourth quarter, global revenue was $2.4 million and $12.2 million for the full year 2016. Operating expenses were $3.5 million in the fourth quarter and $26.7 million for all of 2016. The significant decrease in operating expense in the fourth quarter was primarily attributable to the elimination of US sales force costs and non-essential programs.

The year-over-year reduction in revenue is primarily attributable to the redeployment of commercial resources from the US to Europe to support the launch of the Altura endovascular stent graft along with delayed stocking orders from the Company’s Japanese distribution partner as it prepared for approval and launch of the IntelliFlex LP delivery system in early 2017.

In the 2016 fourth quarter, the Company reported a negative gross margin of 25.3 percent while gross margin for 2016 was 9.4 percent. Gross margins were adversely impacted by several factors including manufacturing start-up expense related to the launch of the Altura product line coupled with the Company’s transition of manufacturing activities to the new generation IntelliFlex delivery system.

The net loss for the fourth quarter of 2016 was $7.7 million, or $0.37 loss per share, compared to a net loss of $11.6 million, or $0.58 loss per share, for the fourth quarter of 2015. For 2016, the net loss was $31.0 million, or $1.54 loss per share, compared to $37.8 million, or $2.13 loss per share, for the prior year.

As of December 31, 2016, the Company had cash and cash equivalents of $20.8 million.

About Lombard Medical, Inc.

Lombard Medical, Inc., based in Oxfordshire, U.K., develops, manufactures and markets an innovative range of minimally invasive abdominal aortic aneurysm endovascular repair products. The Company has global regulatory approval for Aorfix, an endovascular stent graft that has been specifically designed to treat patients with aortic neck angulation up to 90 degrees. Lombard also manufactures and markets CE-marked Altura, an ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of standard AAA anatomies. The Altura endograft system is sold in select European markets. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

Consolidated Statements of Comprehensive Loss
(In Thousands, Except Per Share Amounts)
(Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
Revenue	$2,400	$2,943	$12,169	$15,114
Cost of sales	3,007	2,113	11,027	8,296
Gross profit	(607)	830	1,142	6,818

Selling, marketing and distribution expenses	825	5,794	12,022	23,125
Research and development expenses	1,333	3,318	7,669	11,279
Administrative expenses	1,378	3,638	6,972	11,707
Total operating expenses	3,536	12,750	26,663	46,111
Operating loss	(4,143)	(11,920)	(25,521)	(39,293)

Finance income	4	20	93	134
Finance costs	(677)	(269)	(2,310)	(860)
Change in fair value of financial instruments	1,412	—	1,412	—
Change in fair value of contingent liabilities	(1,833)	—	(2,830)	—
Impairment-goodwill and long-lived intangibles	(3,360)	—	(3,360)	—
Loss before taxation	(8,597)	(12,169)	(32,516)	(40,019)
Taxation	905	564	1,481	2,215
Loss for the period	$(7,692)	$(11,605)	$(31,035)	$(37,804)

Other comprehensive income/(loss):
Items that may subsequently be reclassified to profit or loss currency translation differences	(1,103)	(287)	(4,155)	(975)
Total comprehensive loss for the period	$(8,795)	$(11,892)	$(35,190)	$(38,779)

Basic and diluted loss per ordinary share from continuing operations	$(0.37)	$(0.58)	$(1.54)	$(2.13)

Consolidated Balance Sheets
(In Thousands, Except Per Share Amounts)
(Unaudited)

	December 31, 2016	December 31, 2015
Assets
Goodwill	$14,662	$16,052
Intangible assets	18,148	21,889
Property, plant and equipment	1,373	3,043
Trade and other receivables	—	176
Non-current assets	34,183	41,160

Inventories	6,877	6,462
Trade and other receivables	3,821	4,168
Taxation recoverable	2,089	1,618
Cash and cash equivalents	20,797	32,332
Current assets	33,584	44,580
Total assets	67,767	85,740

Liabilities
Trade and other payables	5,805	8,236
Current portion of borrowings	4,267	—
Current liabilities	10,072	8,236

Borrowings	30,292	23,115
Deferred tax liabilities	—	674
Contingent consideration	13,430	10,600
Non-current liabilities	43,722	34,389
Total Liabilities	53,794	42,625

Net assets	$13,973	$43,115

Equity
Called up share capital	$280	$199
Share premium account	68,710	63,853
Capital reorganization reserve	205,686	205,686
Translation reserve	(2,885)	1,270
Accumulated loss	(257,818)	(227,893)
Total equity	$13,973	$43,115

Consolidated Statements of Changes in Equity
(In Thousands, Except Per Share Amounts)
(Unaudited)

	SHARE CAPITAL	SHARE PREMIUM ACCOUNT	TRANSLATION RESERVE	CAPITAL REORGANIZATION RESERVE	ACCUMULATED LOSS	TOTAL EQUITY
At January 1, 2015	$162	$49,608	$2,245	$205,686	$(192,868)	$64,833
Loss for the period	—	—	—	—	(37,804)	(37,804)
Share-based compensation	—	—	—	—	2,779	2,779
Issuance of ordinary shares	37	14,245	—	—	—	14,282
Currency translation	—	—	(975)	—	—	(975)
At December 31, 2015	$199	$63,853	$1,270	$205,686	$(227,893)	$43,115

At January 1, 2016	$199	$63,853	$1,270	$205,686	$(227,893)	$43,115
Loss for the period	—	—	—	—	(31,035)	(31,035)
Share-based compensation	—	—	—	—	1,110	1,110
Issuance of ordinary shares	81	4,857	—	—	—	4,938
Currency translation	—	—	(4,155)	—	—	(4,155)
At December 31, 2016	$280	$68,710	$(2,885)	$205,686	$(257,818)	$13,973

Consolidated Cash Flow Statements
(In Thousands)
(Unaudited)

	Twelve Months Ended December 31,
	2016	2015
Cash outflow from operating activities
Loss before taxation	$(32,516)	$(40,019)
Depreciation and amortization of licenses, software and property, plant and equipment	2,138	1,798
Share based compensation expense	1,110	2,779
Loss on disposal of tangible assets	389	66
Net finance expense/(income)	2,217	726
Change in fair value of contingent liabilities	2,830	—
Change in fair value of financial instruments	(1,412)	—
Impairment-goodwill and long-lived intangibles	3,360	—
Increase in inventories	(1,481)	(1,779)
Decrease in receivables	2	(185)
Decrease in payables	(1,818)	234
Net cash used in operating activities	(25,181)	(36,380)
Research and development tax credits received / (income tax paid)	(14)	2,584
Net cash outflow from operating activities	(25,195)	(33,796)

Cash flows from investing activities
Interest received	54	87
Purchase of property, plant and equipment	(265)	(1,239)
Proceeds from disposal of tangible assets	117	—
Cash paid for acquisition	—	(200)
Purchase of intangible assets	—	(15)
Net cash flows used in investing activities	(94)	(1,367)

Cash flows from financing activities
Interest paid	(1,450)	(688)
Proceeds from issue of loan notes	12,407	21,000
Loan notes transaction costs	(88)	(438)
Loan notes repaid	—	(5,331)
Proceeds from issue of ordinary shares	5,000	—
Shares issuance transaction costs	(62)	—
Net cash flows (used in)/from financing activities	15,807	14,543
(Decrease)/increase in cash and cash equivalents	(9,482)	(20,620)

Cash and cash equivalents at beginning of period	32,332	53,334
Effects of exchange rates on cash and cash equivalents	(2,053)	(382)
Cash and cash equivalents at end of period	$20,797	$32,332

CONTACT:
Lombard Medical, Inc.
William J. Kullback, +1-949-748-6764
Chief Financial Officer
bill.kullback@lombardmedical.com